EXHIBIT 99.1

Hut 8 Mining Production and Operations Update for September 2022

277 Bitcoin mined, bringing reserves to 8,388

TORONTO, Oct. 4, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, increased our Bitcoin holdings by 277 in the period ending September 30, bringing our total self-mined holdings to 8,388 Bitcoin.

Production highlights for September 2022:

  277 Bitcoin were generated, resulting in an average production rate of approximately 9.2 Bitcoin per day
  Keeping with our longstanding HODL strategy, 100% of the self-mined Bitcoin in September were deposited into custody
  Total Bitcoin balance held in reserve as of September 30 is 8,388
  Consolidated the most efficient miners at our Medicine Hat site, increasing hashrate efficiency by 11%
  Installed ASIC hashrate capacity was 3.07 EH/s at the end of the month, which excludes certain legacy miners that we anticipate will be fully replaced by the end of the year
  Hut 8 produced 90.2 BTC/EH in September

Additional updates:

  With Ethereum's Merge to Proof of Stake complete, we are actively exploring opportunities to move additional GPUs into our data centres while optimizing ASIC deployments across our three Bitcoin mining sites to enhance our hashrate
  Unseasonably warm weather and global energy supply chain challenges caused power prices to fluctuate throughout September, and our operations team curtailed operations accordingly
  Production at our North Bay mine was interrupted mid-month, and new ventilation components were installed during the same period
  On September 20, we held our first Analyst Day at our newly renovated flagship data centre in Kelowna, B.C., where we toured the site and discussed our digital asset mining and HPC operations strategy

"We continue to add to our Bitcoin on balance sheet, which is the largest unencumbered, self-mined stack of any publicly-traded mining company," said Jaime Leverton, CEO. "As we head into the fourth quarter with strong momentum, we are focused on optimizing our Bitcoin mining operations while growing our high performance computing business, which includes potentially leveraging our GPU machines to provide AI, Machine Learning, or VFX rendering services to customers, and mining the next most profitable Proof of Work digital asset during idle time."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin and Ethereum network dynamics; the Company's ability to advance its longstanding HODL strategy; the Company's ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company's ability to deploy additional miners; the Company's ability to continue mining digital assets efficiently; the Company's expected recurring revenue and growth rate from its high performance computing business; the Company's ability to use its GPUs to provide AI, Machine Learning, or VFX rendering services to customers; the Company's ability to utilize its GPUs to mine Proof of Work digital assets other than Bitcoin; and the Company's ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin or Ethereum network, further development and acceptance of Bitcoin and Ethereum networks, changes to Bitcoin or Ethereum mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to cryptocurrency exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of cryptocurrency, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, and other risks related to the cryptocurrency and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Contacts: Hut 8 Investor Relations, Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations, Yamini Coen, yamini.coen@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 04-OCT-22